This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.

TARGET'S STATEMENT/DIRECTORS' CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

ALLIED GOLD LIMITED

and its wholly-owned subsidiary AGL (ASG) Pty Ltd

TO ACQUIRE ALL OUTSTANDING ORDINARY SHARES OF

AUSTRALIAN SOLOMONS GOLD LIMITED

ON THE BASIS OF 0.85 OF AN ORDINARY SHARE OF ALLIED GOLD LIMITED FOR EACH ASG SHARE

DIRECTORS' RECOMMENDATION

EACH DIRECTOR ON THE BOARD OF DIRECTORS RECOMMENDS THAT ASG SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR ORDINARY SHARES TO THE OFFER.

NOTICE TO SHAREHOLDERS. This Target's Statement/Directors' Circular is issued under Part 6.5 Division 3 of the *Corporations Act 2001* (Commonwealth of Australia) and in accordance with Canadian securities laws in response to an Offer lodged by Allied Gold Limited with the Australian Securities Investments Commission ("ASIC") on September 29, 2009. A copy of this Target's Statement/Directors' Circular was lodged with ASIC on October 16, 2009. Neither the ASIC nor its respective officers take any responsibility for the content of this Target's Statement/Directors' Circular. The Offer is made for the securities of an Australian company that is a reporting issuer in Canada and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States and other non-Canadian jurisdictions. The enforcement by shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Australian Solomons Gold Limited is incorporated under the laws of Australia, that a majority of its officers and directors are residents of Australia, and that all or a substantial portion of its and their assets are located in Australia and the Solomon Islands. The financial statements of ASG are prepared in accordance with Australian Accounting Standards, in compliance with the International Financial Reporting Standards and with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements of the United States and other non-Canadian jurisdictions. This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document. Information concerning mineral deposits has been prepared to comply with Canadian disclosure requirements, which differ from the requirements of the U.S. Securities and Exchange Commission and other non-Canadian securities regulatory authorities applicable to United States and other non-Canadian companies. See "Note Concerning Resource Calculations".

OCTOBER 16, 2009

Dear Shareholder:

On September 16, 2009, we announced that Australian Solomons Gold Limited ("**ASG**") had signed an Implementation Agreement with Allied Gold Limited ("**Allied**") that provides for the making of a take over offer by Allied (through its subsidiary) to acquire all outstanding ordinary shares of ASG on the basis of 0.85 of an Allied ordinary share for each ASG Share not already owned by Allied. The Offer is subject to a 50.1% acceptance on a fully diluted basis. Subject to the potential for conversion of unlisted warrants, employee incentive options, and compensation options on issue, Allied realistically requires 54.35% acceptance to satisfy the stated minimum acceptance condition.

Each member of the board of directors of ASG (the "Board" or the "Board of Directors") RECOMMENDS that you ACCEPT the Offer and TENDER your ASG Shares to the Offer.

The directors not associated with RCF ("**Independent Directors**") recommend acceptance of this bid by shareholders for the following reasons.

1. RCF as a 49% shareholder of ASG had entered into a pre -bid agreement under which, in absence of a superior offer and the conditions of the bid being satisfied, Allied would most likely gain control of ASG.

2. Throughout the currency of the Offer the Board of Directors will remain able to respond, in accordance with its fiduciary duties, to unsolicited bona fide written acquisition proposals that are more favourable to ASG Shareholders than the Offer.

3. A premium was offered by Allied in the case of a unanimous recommendation by the board of ASG and if an Implementation Agreement was signed by September 16, 2009.

4. A fairness opinion by Gryphon Partners advised that the Offer was fair from a financial point of view, to the shareholders of ASG.

In making your decision regarding the Offer, the Independent Directors believe you should consider the following:

1. At the time of notifying the Independent Directors of their proposal, Allied advised that it had entered into a Pre-Bid Agreement with RCF. RCF owns or controls approximately 49% of the issued and outstanding ASG Shares. Under the Pre-Bid Agreement, RCF agreed to tender to the Offer, within 3 business days of Allied giving notice of the Offer, and not withdraw, ASG Shares representing 19.9% of the issued ASG Shares, except if Allied extends the Offer Period (as defined in the Target's Circular/Directors' Statement) for more than one month subject to defeating conditions. RCF further agreed to announce that it would, within 3 business days of notice of the Offer, accept the Offer in respect of the remaining ASG Shares it owns totalling a further approximately 29.0% of the issued ASG Shares and would not withdraw the acceptance in the absence of a superior proposal to the Offer. This arrangement was confirmed by an announcement from RCF dated September 16, 2009 and on October 12, 2009, Allied gave formal notice to ASG that RCF tendered its ASG Shares to the Offer.

2. Unless there is a superior proposal to the Offer, it is very likely that the minimum tender condition (i.e. the tender of a minimum of 50.1% of the issued ASG Shares on a fully diluted basis to the Offer (the "**Minimum Tender Condition**")) will be satisfied and Allied will control ASG. If Allied acquires majority ownership of ASG but does not acquire at least 90% of the ASG Shares under the Offer (enabling it to compulsorily acquire the remaining ASG Shares), you will remain a minority shareholder in ASG, and may be exposed to a number of risks and disadvantages as a result.

3. Throughout the currency of the Offer, the Board of Directors will remain able to respond, in accordance with its fiduciary duties, to unsolicited bona fide written acquisition proposals that are more favourable to ASG Shareholders than the Offer. Under such circumstances, the Board of Directors may withdraw its

recommendation and support for the Offer (refer to "Agreements Relating to the Offer — Implementation Agreement – Covenants Regarding Non-Solicitation" in the accompanying Target's Statement/Directors' Circular).

4. Allied have advised that the Offer represents a premium of approximately 9% to the closing price of ASG Shares on September 15, 2009, the last trading day in Canada prior to the announcement of the Offer, a premium of 29% over the volume weighted average price of the ASG shares for the 20 calendar days ending on September 16, 2009. This is a premium of approximately 35% over the volume-weighted average price of the ASG Shares for the 30 calendar days ending on September 15, 2009, according to data compiled from the Toronto Stock Exchange (the "**TSX**").

5. Allied has indicated in the companies' joint press release dated September 16, 2009 that the Offer provides ASG Shareholders with the ability to participate in the benefits created by a larger gold company with an enhanced portfolio of operating and development projects and better access to capital, although the Independent Directors note that this potential will be likely to be on a much diluted basis.

6. Allied has indicated in its Bidder's Statement and Offer to Purchase (the "**Allied Circular**"), that if the Offer is successful, Allied expects that Allied's pro forma gold mineral reserves and resources will be 2.0 million ounces and 6.6 million ounces, respectively, with a near term production profile in excess of 300,000 ounces per year by 2013. Although these statements may be consistent with the information published by Allied, the Independent Directors have not been able to verify these statements.

7. The Independent directors were denied access to the Allied operations.

8. Gryphon Partners based its fairness opinion on the publicly available information.

9. In the event Allied acquires 100% of ASG pursuant to the Offer, Allied have stated that ASG Shareholders as a group will be issued with approximate 19% of the issued shares of Allied, after giving effect to the acquisition of ASG (the "**Combined Company**"). This estimated holding by ASG Shareholders in Allied does not take into account the which will arise from further issue of Allied shares to raise funds for development activities proposed in the Allied Circular.

10. Mr. Ian Burvill is a consultant to, and Mr. Henderson Tuten is an officer of, the manager of RCF. Because RCF entered into a Pre-Bid Agreement with Allied and because of their relationship with the manager of RCF, Mr. Burvill and Mr. Tuten did not participate in the consideration by the Independent Directors of the Offer.

11. The RCF Directors have advised that they recommend that ASG Shareholders accept the Offer because:

    1. as RCF intends to accept the Offer, control of the Company will be likely to pass to Allied;

    2. the Board retains the ability to respond to superior proposals; and

    3. they intend to accept the Offer in respect of the ASG Shares they own and/or control.

For the reasons outlined above, and other reasons described in the accompanying Target's Statement/Directors' Circular, each of your directors recommends that ASG Shareholders accept the Offer and tender their ASG Shares to the Offer. If a superior proposal is received, the directors may, in the exercise of their fiduciary duties, withdraw or vary this recommendation.

Please be aware that any statements or suggestions that the Combined Company will be a stronger company can not be verified by the Independent Directors, particularly as such suggestions relate to a possible accelerated development of the Gold Ridge Project and greater access to funding arrangements, the operations of the Simberi Mine, or the future direction of Allied.

We thank our shareholders for their previous support and encourage you to read the enclosed material carefully and, in particular, the extensive "Reasons for Recommendation to Accept the Offer" set out on pages 4 to 6 of the Target's Statement/Directors' Circular, and the Fairness Opinion which is included as Schedule B to the Target's Statement/Directors' Circular.

Sincerely,
On behalf of the Board of Directors,

(Signed)
Stephen Everett
Chairman

Note: Terms in this letter are defined in the Glossary in the Target's Statement/ Directors' Circular.

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Target's Statement/Directors' Circular, including the discussion of the reasons for the Independent Directors' recommendation, contains forward-looking information (as defined in the *Securities Act* (Ontario)) that is based on expectations, estimates and projections as of the date of this Target's Statement/Directors' Circular. Further details are under the heading "Forward Looking Information and Forward-Looking Statements".

INVESTMENT ADVICE

This Target's Statement/Directors' Circular does not take into account the individual objectives of ASG Shareholders, their financial situation or particular needs. It does not contain personal advice and is not a recommendation in relation to an investment in Allied Shares. The Board encourages ASG Shareholders to seek independent financial and tax advice before making a decision as to whether to accept the Offer.

NOTICE TO FOREIGN SHAREHOLDERS

The distribution of this Target's Statement/Directors' Circular complies with the laws of Australia and Canada but may not comply with the laws of other jurisdictions. Accordingly, persons who come into possession of this document should inform themselves of, and observe, restrictions applicable to their jurisdiction.

SUMMARY

The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Target's Statement/Directors' Circular.

The Offer: The Offerors are offering to acquire all of the outstanding ASG Shares, other than ASG Shares already owned by Allied or its affiliates, on the basis of 0.85 of an Allied Share for each ASG Share upon the terms and subject to the conditions set forth in the Offer. The Offer is conditional and is stated to be open for acceptance until 8:00 p.m. (Toronto time) (the "**Expiry Time**") on November 16, 2009 (the "**Expiry Date**") (10:00 a.m. (Brisbane time) on November 17, 2009) or such later time or times and date or dates as may be fixed by Allied from time to time.

Minimum Tender Condition: According to the Offer, there is a Minimum Tender Condition which will be satisfied if 50.1% of the issued ASG Shares, calculated on a fully diluted basis, are tendered to the Offer. This infers, subject to the potential conversion of unlisted warrants, employee incentive options, and compensation options, an effective acceptance of 54.35% of current issued shares.

Recommendation of the Board of Directors: The Board of Directors unanimously recommends that ASG Shareholders Accept the Offer and tender their ASG Shares.

Reasons for Recommendation by the Independent Directors: In reaching their conclusion and making their recommendation, the Independent Directors considered a number of relevant factors set out under "Reasons for Recommendations to Accept the Offer", including the following:

1. **Acceptance by Resource Capital Fund III L.P.** Pursuant to the Pre-Bid Agreement, RCF agreed to accept the Offer in respect of its entire ASG shareholding within three business days of Allied giving notice that the Allied Circular has been sent to ASG Shareholders, and:

   a. not withdraw its deposit of ASG Shares representing 19.9% of the outstanding ASG Shares unless the Offer Period is extended by

more than a month while the Offer is conditional; and

b. not withdraw its deposit of the balance of its ASG Shares unless there is a superior proposal, a material adverse change to Allied, the Offer Period is extended by more than a month while the Offer is conditional or Allied withdraws the Offer.

This arrangement was confirmed by an announcement from RCF dated September 16, 2009. On October 12, 2009 Allied gave formal notice to ASG that RCF tendered its ASG Shares to the Offer. The Pre-Bid Agreement had a significant influence on the decision of the Independent Directors.

2. **Alternatives to the Offer.** Throughout the currency of the Offer, the Board of Directors will remain able to respond, in accordance with their fiduciary duties, to unsolicited bona fide written acquisition proposals that are more favourable to ASG Shareholders than the Offer and, under such circumstances, may withdraw its recommendation and support for the Offer (refer to "Agreements Relating to the Offer — Implementation Agreement, Covenants Regarding Non-Solicitation" in the accompanying Target's Statement/Directors' Circular).

3. **Risk of becoming a Minority Shareholder.** Unless there is a superior proposal to the Offer, it is very likely that Allied will acquire majority ownership (i.e. 50.1% or more on a fully diluted basis) and therefore control of ASG. In the event Allied acquires majority ownership of ASG but does not acquire at least 90% of the ASG Shares (enabling it to compulsorily acquire the remaining ASG Shares), ASG Shareholders who do not tender to the Offer will remain minority shareholders in ASG, and may be exposed to a number of risks and disadvantages as a result.

4. **Resulting Interest in Allied.** Assuming Allied acquires 100% of ASG pursuant to the Offer, ASG Shareholders will own an approximate 19% of the Combined Company, subject to potential future dilution.

Acceptance by Directors

All Independent Directors of ASG, collectively holding ASG Shares representing approximately 0.454% of the issued and outstanding ASG Shares as at September 30, 2009, have indicated that they intend to accept the Offer. The non-Independent Directors, collectively holding Shares representing a further 0.083% of the outstanding ASG Shares, also intend to accept the Offer.

Reasons for Recommendation by the RCF Directors

In reaching their conclusion and making their recommendation, the RCF Directors considered a number of relevant factors, including the following:

1. the fact that RCF agreed to tender its ASG Shares to the Offer, making it very likely that control of the Company would pass to Allied;

2. the Board retains the ability to respond to superior proposals; and

3. in respect of their own ASG Shares, the RCF Directors intend to accept the Offer.

Risk Factors:	The Offer is subject to a number of risks and certainties. See "Risk Factors" in the Target's Statement/Directors' Circular.
Fairness Opinion	Gryphon Partners Canada Inc. ("**Gyphon**") has delivered a fairness opinion to the Independent Directors and the Board of Directors to the effect that, subject to and based on the considerations, assumptions and limitations described therein, the consideration offered for each ASG Share pursuant to the Offer is fair, from a financial point of view, to ASG Shareholders. Please refer to page 12.

TARGET'S STATEMENT/DIRECTORS' CIRCULAR

This Target's Statement/Directors' Circular is issued by the Board of Directors of ASG in connection with the Offer by Allied dated October 2, 2009 to acquire all the outstanding ASG Shares, other than ASG Shares already owned by Allied or its affiliates, including any ASG Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of ASG that are convertible into or exercisable for ASG Shares, on the basis of 0.85 of an Allied Share for each ASG Share upon the terms and subject to the conditions set forth in the Allied Circular dated September 29, 2009. The Offer was made pursuant to the terms and conditions of the Implementation Agreement. See "Agreements Relating to the Offer — Implementation Agreement".

The Offer is made only for ASG Shares and is not made for any options, warrants or other rights to acquire ASG Shares. Any holder of such options, warrants or other rights to acquire ASG Shares who (after considering their own position) wishes to tender the underlying ASG Shares to the Offer should, to the extent permitted by their terms and applicable law, fully exercise their options, warrants or other rights in order to obtain certificates representing ASG Shares that may be deposited in accordance with the Offer. Holders of any options, warrants or other rights to acquire ASG Shares outstanding after the Expiry Time, assuming the Offer is successful, will retain their existing rights under such securities; provided, however, that if Allied acquires 100% of the outstanding ASG Shares, it will be required to buy out the holders of such securities.

The Offer will be open for acceptance until the Expiry Time, unless extended or withdrawn. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, Allied and the Combined Company are set out in the Allied Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany the Offer.

All information provided in this Target's Statement/Directors' Circular relating to Allied is derived from information contained in the Allied Circular and other information contained in public filings made by Allied with securities regulatory authorities in Australia or otherwise made available by Allied. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information and has not had an opportunity to verify that information through due diligence.

Reference is made to the Glossary attached as Schedule A to this Target's Statement/Directors' Circular for the definitions of certain terms used in this Target's Statement/Directors' Circular. Unless otherwise noted, all references to "C$" in this Target's Statement/Directors' Circular refer to Canadian dollars, all references to "A$" refer to Australian dollars and all references to "US$" refer to United States dollars.

RECOMMENDATION OF THE BOARD OF DIRECTORS TO ASG SHAREHOLDERS

After careful consideration, including a thorough review of the Offer, the Allied Circular, the Implementation Agreement, the Pre-Bid Agreement and the Fairness Opinion, the Board of Directors unanimously recommends that ASG Shareholders accept the Offer and tender their ASG Shares to the Offer. If a superior proposal is received, the Board of Directors may, in the exercise of its fiduciary duties, withdraw or vary this recommendation. See "Reasons for Recommendations to Accept the Offer". While the recommendation of the Board is unanimous, the reasons for the recommendation of the Independent Directors may be different than those of the RCF Directors.

DIRECTORS' RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ASG SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR ASG SHARES TO SUCH OFFER

Enquiries concerning the information in this Target's Statement/Directors' Circular should be directed to David Roach, Chief Executive Officer of ASG, at telephone +61 (7) 3624-9000 or by facsimile to +61 (7) 3862

1100, noting that the office of ASG is in Brisbane, Australia which is 14 hours ahead of the Toronto, Canada time zone

REASONS FOR RECOMMENDATION TO ACCEPT THE OFFER

Each member of the Board of Directors recommends acceptance of the Offer. However, RCF Directors did not participate with the Independent Directors in the deliberations in respect of the Offer due to their association with RCF. RCF entered into the Pre-Bid Agreement with Allied on September 3, 2009 and therefore the RCF Directors excluded themselves from any discussion with directors or management of ASG regarding the Offer due to the potential conflict of interest.

Accordingly, the reasons for recommendation of the Board of Directors are shown in two separate summaries, those of the Independent Directors and those of the RCF Directors.

Reasons for Recommendation by Independent Directors

The Independent Directors confirm that they carefully considered the following factors in making their decision:

1. *Acceptance by Resource Capital Fund III L.P.*

Pursuant to the Pre-Bid Agreement, RCF, which owns approximately 49% of the issued ASG Shares, has agreed to tender to the Offer, and not withdraw, subject to certain exceptions, ASG Shares representing 19.9% of the issued ASG Shares. RCF also agreed to publicly announce its intention to accept within 3 business days of the Offer in respect of the remaining ASG Shares it owns totalling a further 29.0% of the issued ASG Shares, and not to withdraw its acceptance except in the absence of a superior proposal to the Offer.

As a result of the Pre-Bid Agreement, it is likely that Allied will acquire majority ownership of ASG, subject to satisfaction of the Offer conditions and in the absence of a superior proposal to the Offer. Further, RCF's support of the Offer will likely discourage third parties from making competing offers for ASG. These facts were particularly significant to the consideration of the Independent Directors.

Allied presented its proposal to the Independent Directors concerning the making of the Offer on September 4, 2009. In its proposal, Allied offered a higher consideration, namely 0.85 of an Allied Share for each ASG Share if the Directors unanimously recommended the Offer and agreed to various other conditions such as entering into the Implementation Agreement, by not later than September 16, 2009.

2. *Risk of becoming a Minority Shareholder.*

In the event Allied acquires majority ownership (being greater than 50.1% of all issued and outstanding shares, on a fully diluted basis) of ASG but does not acquire at least 90% of the ASG Shares (enabling it to compulsorily acquire the remaining ASG Shares under the Corporations Act), ASG Shareholders who do not tender to the Offer will remain minority shareholders in ASG, and may be exposed to a number of risks and disadvantages as a result, including:

a. The liquidity and market value of the remaining ASG Shares held by the public could be adversely affected by the fact that they will be held by fewer holders. Depending upon the number of ASG Shares acquired pursuant to the Offer, following the completion of the Offer the ASG Shares may no longer meet the TSX requirements for continued listing. Additionally, to the extent permitted under applicable law and stock exchange regulations, Allied intends to delist the ASG Shares from the TSX.

   If the ASG Shares are delisted from TSX, the market and price for the ASG Shares could be adversely affected. Although it is possible that the ASG Shares could be traded on other securities exchanges or in the over-the-counter market and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the ASG Shares and the availability of such quotations would depend upon the number of

holders and/or the aggregate market value of the ASG Shares remaining at such time and the interest in maintaining a market in the ASG Shares on the part of securities firms.

Finally, if ASG Shares are delisted and ASG ceases to be a "public corporation" for the purposes of the *Income Tax Act* (Canada), ASG Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans.

b. If the Offer is successful and Allied obtains majority ownership of ASG, Allied will have the majority voting rights at general meetings and therefore will have the ability to elect the directors of ASG, appoint new management and approve certain actions requiring the approval of ASG Shareholders, including adopting certain amendments to ASG's constitution and approving corporate transactions. In particular, after consummation of the Offer, Allied may integrate ASG and Allied, by merger or other transaction, whereby the operations of ASG and Allied are combined. Allied's interests with respect to ASG may differ from, and conflict with, those of any remaining minority ASG Shareholders. If Allied achieves a 75% ownership they will also have the voting rights to approve resolutions at general meetings usually requiring a special resolution, for example, the alteration of class rights of shareholders.

3. Fairness Opinions.

Gryphon was engaged by the Independent Directors pursuant to an engagement letter dated September 9, 2009 to provide a written opinion to the Board of Directors and the Independent Directors as to the fairness, from a financial point of view, of the consideration to be received by the ASG Shareholders pursuant to the Offer. Gryphon has delivered the Fairness Opinion in which it concludes that the consideration to be received by the ASG Shareholders pursuant to the Offer is fair, from a financial point of view, to the ASG Shareholders. A copy of the Fairness Opinion, including a description of the matters considered in rendering the Fairness Opinion, is included as Schedule B to this Target's Statement/Directors' Circular. The Independent Directors took account when reviewing the Fairness Opinion prior to making its recommendation that ASG Shareholders accept the Offer, that Gryphon Partners has not been able to access Allied's Simberi Mine site and had only limited access to Allied due diligence material.

4. Premium Offered.

By providing a unanimous recommendation, the ASG Independent Directors were able to secure a higher Offer from Allied. The Independent Directors took into account that the Offer values ASG at approximately C$52.3 million, as at September 16, 2009, based on approximately 129.8 million outstanding ASG Shares as at September 15, 2009, the last trading day prior to the announcement of the Offer. The Offer represents a premium of approximately 9% to the closing price of ASG Shares on September 15, 2009, a premium of approximately 28% over the volume-weighted average price of the ASG Shares for the 20 calendar days ending on September 16, 2009, and a premium of approximately 35% over the volume-weighted average price of the ASG Shares for the 30 calendar days ending on September 15, 2009 as traded on the TSX (and based on the volume-weighted average price of the Allied Shares on the ASX for the same periods, converted to Canadian dollars on a daily basis). Although there are research reports suggesting higher target prices of ASG Shares in the future, nonetheless these premiums are based on share trading activity over the periods and date mentioned and therefore deemed relevant to the deliberation required.

5. Resulting Interest in Allied.

Based on the Exchange Ratio and the number of issued and outstanding Allied Shares and ASG Shares as of October 15, 2009, prior to the exercise or conversion of any options, warrants or other rights to acquire ASG Shares, if the Offer is 100% successful, the shares of the Combined Company will be held as to approximately 19% by the ASG Shareholders and approximately 81% by the Allied shareholders, although likely to be subject to further dilution.

6. *The Combined Strength of ASG and Allied.*

If the Offer is successful, the Combined Company's portfolio of properties will include Allied's Simberi oxide gold mine located on the northern most island of the Tabar Islands in Papua New Guinea (the "**Simberi Mine**") and ASG's Gold Ridge project located on the island of Guadalcanal in the Solomon Islands (the "**Gold Ridge Project**"), as well as Allied's current exploration properties on Tatau and Big Tabar Islands in Papua new Guinea (under farm-in agreements with Barrick Gold Corporation) and in Mapimi in Mexico.

According to Allied's published information, the Simberi Mine was commissioned in early 2008 and has current production at the rate of 80,000 ounces of gold per annum, which Allied has stated will increase to 100,000 ounces per annum post-expansion. According to the Allied Circular, total mineral proven and probable resources at the Simberi Mine are 846,000 oz gold and the measured, indicated and inferred resource estimates are 4,560,000 oz gold (as at September 2009). Allied has indicated in the Allied Circular, subject to the disclaimer contained therein, that the Combined Company's pro forma gold mineral reserves and resources will be 2.0 million and 6.6 million ounces, respectively, with a near term production profile in excess of 300,000 ounces per year by 2013. The Independent Directors have not been able to verify these statements however they agree that a larger and near term gold production profile is likely and would re-rate the Combined Company assuming the Offer is successful.

The Gold Ridge Project is located on the island of Guadalcanal, the main island of the five larger islands that comprise the Solomon Islands, approximately 30km southeast of the capital city Honiara. The Gold Ridge Project consists of a Mining Lease granted March 12, 1997 (No 1/1997) that covers an area of $30km^2$ and a special prospecting licence (SPL194) that covers an area of $130km^2$ ("**SPL**").

The Mining Lease is valid for a period of 25 years with an option to renew for a further 10 years. The SPL is valid for an initial period of three years with the possibility of renewal for two two-year periods as long as the area is reduced by 50% each time. The SPL was renewed to September 21, 2000, for its first extension of two years. The Company has applied for a new special prospecting license, to replace the SPL, over the same area which would allow the time requirements to start again from the date of granting. This process requires agreement with the various landowners which requires extensive consultation. Although this process has commenced, the priority remains the exploration of the current Mining Lease.

The Solomon Islands government has confirmed, under an agreement with ASG and its subsidiaries that both the Mining Lease and the SPL are in good standing and continue to be subject to *force majeure* provisions due to ethnic tensions which occurred in the country in 2000. The state of *force majeure* will cease when the Gold Ridge Project is once again operational, and the duration of the Mining Lease and SPL will be continued for the remaining period which, in the case of the Mining Lease will be approximately 22 years and is eligible for a 10-year renewal thereafter.

The Gold Ridge Project consists of four mineralized zones which lie within a diamond shaped zone 2.5km long by 1.4km wide. The Valehaichichi Pit is located at the lowest elevation. The other three mineralized areas are located up an incline. The existing tailings storage facility ("**TSF**") and waste dump are located within 10km and 2km from the existing plant site, respectively.

The Company is currently continuing with its plans to refurbish the existing plant with an increase of throughput to 2.5 million tonnes per annum producing on average 135,000 ounces per year of gold for the first three years of operation, and an estimated 124,000 ounces per annum over the current seven year mine life. A review of a possible further increase in throughput will be ongoing as exploration data progressively becomes available, although such an increase would not be likely to affect the initial development throughput design.

Exploration drilling has concentrated on developing the Charivunga Minerlised Zone as a potential addition to resources available to expand the current mine life, and possibly expand annual production depending on the results achieved. To date there has been no further work undertaken to revise historic reserve estimates, or to change the operating parameters envisaged. A report prepared by Hellman & Schofield titled Estimation of recoverable Gold Resources, Gold Ridge dated August 2009 (the "**Resources Update Report**") and filed on SEDAR at www.sedar.com provides an update on the mineral resource estimate at the Gold Ridge Project, which increased by approximately 80,000 ounces to approximately 1.6 million ounces.

Work continues at the mine site where the 150-man accommodation village, and associated kitchen facility, have been refurbished and rebuilt where necessary. All associated facilities such as sewerage treatment and fire systems have been tested and are in working order. Expatriate personnel that had been accommodated in rental accommodation in Honiara started occupying this accommodation village from January 2009.

Buildings within the processing plant area for use as first aid, security and administration offices (Stage 1) have also been constructed and are now fully functional. The main warehouse and workshop buildings have been refurbished and re-clad to be in working condition.

Plant site security has been improved with the installation of new fencing around the perimeter of the plant site and accommodation village.

In anticipation of development activities, ASG has been working towards dewatering of the TSF, with dewatering expected to commence on October 25, 2009. Progress has also been made with the plans for the relocation villages required and as agreed previously with landowners.

The TSF requires approval from the Solomon Islands Mines and Energy Department and this approval was received in December 2007 following an extensive period of consultation with the department and international environmental consultants acting on its behalf. The proposed treatment of TSF water prior to discharge into the adjoining river will meet the highest global standards and be drinking water quality, and therefore have no impact on the quality of the river or residents downstream from the discharge point. The Company is well advanced with preparations for this dewatering process and expects to commence treatment of the contained water and dewatering by November 2009.

The Company had previously agreed with landowners the locations for three relocation villages to be constructed; during 2009 a further three sites have been nominated. There is a government process for transferring the title of two of these village locations from traditional tribal ownership to the government, who will then transfer individual titles back to the residents of each village. The government has allowed for compensation payments to the traditional owners of the land as part of this land transfer process.

In the second half of 2008 the Company selected GR Engineering Services Pty Ltd ("**GRES**") as its preferred contractor to carry out the engineering, procurement and construction activities on the Gold Ridge Project. The predecessor firm to GRES, JR Engineering Services Pty Ltd., built the original plant and infrastructure at the Gold Ridge Project, and GRES retains many of the original engineers responsible for that work. An initial total cost estimate was provided by GRES in December 2008. Following the initial estimate, the Company had GRES complete a further review and optimisation to produce the estimated cost for use in project financing activities, and the proposed contractual arrangements between ASG and GRES.

GRES completed new capital and operating cost estimates in February 2009 and revised development schedules for refurbishment of the existing plant and facilities at the Gold Ridge Project.

This past year has seen the Company manage to recover the delays associated with the global credit crisis by arrangements being entered into with multi-lateral agencies, being the International Finance Corporation, a division of the World Bank Group ("**IFC**") and the European Investment Bank ("**EIB**"). Both multi-lateral organisations have a vested interest in providing project funding to projects in developing countries such as the Solomon Islands.

The Company signed mandate letters with both the IFC and the EIB earlier in the year and both organisations have completed due diligence activities including site visits. Since the end of the financial year the Company has continued to work with both organisations towards board approvals and recently announced that the IFC board had formally approved, on September 3, 2009, an investment of US$30 million by way of an equity investment in ASG of US$5 million and debt facilities of US$25 million. On October 13, 2009, the Company announced that the EIB Management Committee had approved a facility of Euro 20 million (approx. US$29 million) and this facility will now be considered by the EIB board for approval at a meeting scheduled for November 17, 2009.

These recent financing developments and increased awareness in the market of the readiness to develop the Gold Ridge Project, and recent high level gold prices, have also seen an improved equity market. This has led to increased confidence that the total financing requirements of the Company could be met by the fourth quarter of 2009.

The Company is also working with Caterpillar Finance Australia Pty Ltd ("**CFA**") on a loan facility for use in financing the fleet of new mining equipment required for redevelopment and operations at the Gold Ridge Project. An indicative proposal has been received and the parties are ready for formalisation of the facility through due diligence and further documentation. The proposed facility from CFA is for 90% of the capital cost of the mining fleet purchased, which is expected to be approximately US$18 million. Subject to the satisfactory completion of the aforementioned due diligence and definitive documentation, the parties have been assuming finalising the facility to coincide with EIB approval by November 2009.

Completion of the above facilities would provide the entire debt facilities proposed in the financing plan of ASG. Neither the IFC nor the EIB will require political risk insurance ("**PRI**") coverage of their proposed debt facilities.

The Company has previously worked on a submission to seek PRI for certain aspects of the redevelopment financing. On September 4, 2009, the Company announced that PRI has been granted for use in the Gold Ridge Project. The PRI policies will be available for issue through the Export Finance & Insurance Corporation ("**EFIC**"), the Australian Government's export credit agency. The policies allow for cover of mining equipment, power generation equipment and hedging facilities. The approval of EFIC to provide PRI remains subject to the completion of a number of conditions.

More information about the Gold Ridge Project is available in ASG's Annual Information Form ("**AIF**") for the year ended June 30, 2009 and the Resources Update Report in respect of the Gold Ridge Project, each of which is available under ASG's SEDAR profile at www.sedar.com or on the ASG website at www.solomonsgold.com.au.

If the Offer is successful, the Combined Company may be well positioned to deliver the development of the Gold Ridge Project taking to account Allied's experience in developing, commissioning and operating in a remote tropical locations. The Combined Company should also have greater access to the capital necessary to fund the redevelopment.

7. *Acceptance by Directors.*

All Independent Directors of ASG, collectively holding ASG Shares representing approximately 0.454% of the issued and outstanding ASG Shares as at September 30, 2009 have indicated that they intend to accept the Offer. The RCF Directors, collectively holding Shares representing a further 0.083% of the outstanding ASG Shares, also intend to accept the Offer.

8. *Ability to Respond to Superior Proposals.*

Under the Implementation Agreement, the Board of Directors remains able to respond, in accordance with its fiduciary duties, to a superior proposal and the Board of Directors may withdraw its recommendation if a superior proposal is made. See "Agreements Relating to the Offer — Implementation Agreement — Covenants Regarding Non-Solicitation".

The foregoing summary of the information and factors considered by the Independent Directors is not intended to be exhaustive but addresses the material factors considered by the Independent Directors in reaching their conclusions and recommendation in the limited time available for such evaluation and in the circumstances. In reaching its determinations and recommendation, the Independent Directors also considered and evaluated, among other things: (i) publicly available information and research reports with respect to the financial condition, earnings, cash flows, assets, business, prospects and operations of Allied; (ii) publicly available information and research reports with respect to the assets and properties of Allied; (iii) historical information regarding the trading prices of the Allied Shares and the ASG Shares; (iv) the terms of the Offer; (v) the terms of the Implementation Agreement; and (vi) the risks associated with the Offer. The Independent Directors evaluated the various factors summarized above in light

of their own knowledge of the business, financial condition and prospects of ASG and based upon the advice of their financial and legal advisors.

Numerous factors were considered in connection with their evaluation of the Offer, however the Independent Directors did not necessarily attempt to assign relative weight to the numerous factors disclosed, other than the unanimous conclusion that the major factor affecting and outweighing all other factors, was the knowledge that RCF had entered into the Pre-Bid Agreement on September 3, 2009, prior to the Independent Directors becoming aware of the proposal from Allied to make the Offer.

Reasons for Recommendation by RCF Directors

Mr. Ian Burvill is a consultant to, and Mr. Henderson Tuten is an officer of, the manager of RCF, which holds approximately 49% of the ASG Shares. Because RCF has entered into the Pre-Bid Agreement with Allied under which it has agreed to accept the Offer in respect of 19.9% of the outstanding ASG Shares, and has announced an intention to accept in respect of the balance of its ASG Shares, and because of their relationship with the manager of RCF, Mr. Burvill and Mr. Tuten did not participate in the consideration of the Offer by the Independent Directors.

However, both Mr. Burvill and Mr. Tuten recommend that ASG Shareholders accept the Offer because:

1. as RCF intends to accept the Offer, control of the Company is very likely to pass to Allied;

2. the Board retains the ability to respond to superior proposals; and

3. in respect of their own ASG Shares, they intend to accept the Offer.

BACKGROUND TO THE OFFER AND RESPONSE OF ASG

In January 2009, Allied identified the Gold Ridge Project as a potential asset for a possible strategy of regional consolidation under consideration by Allied. Allied approached ASG in January 2009 to discuss a potential acquisition of the Gold Ridge Project by Allied.

On February 9, 2009, ASG entered into a confidentiality agreement with Allied following which Allied undertook general technical due diligence, including a site visit, on the Gold Ridge Project and engaged in further discussions with ASG about a potential joint venture. However, ASG and Allied were unable to agree on the terms of a transaction and negotiations terminated.

On Friday September 4, 2009, the Executive Chairman of Allied presented the Chairman of ASG with a letter (the "**Proposal**") from Allied in which Allied proposed a transaction to combine Allied and ASG and advised that it was seeking the support of the Board of Directors and ASG's management of an acquisition of ASG by Allied by way of an off-market takeover bid. The Proposal gave ASG until 9:00 a.m. on Monday, September 7, 2009 to respond. The Proposal outlined the materials Allied wished to receive in order to conduct due diligence of ASG and its properties, and the materials that Allied proposed to deliver to ASG in order for ASG to conduct due diligence of Allied.

Annexed to the Proposal was the executed Pre-Bid Agreement between RCF and Allied, whereby RCF agreed to tender shares equivalent to 19.9% of ASG Shares to Allied if Allied made a take-over offer on certain terms, and agreed to tender the remainder of RCF's ASG Shares in the absence of a superior proposal. The terms indicated included a small increase in the ratio of Allied Shares to be offered providing the Board of Directors unanimously recommend the proposed Offer to be announced by not later than 6:00pm, Denver Colorado time on September 16, 2009, and ASG provided due diligence required by Allied.

The Proposal also provided a schedule of due diligence information sought from ASG and separately that information to be provided by Allied, and the proposed timetable to the announcement date mentioned, which was to coincide with the Denver Gold Show and the expiry date of the Pre-Bid Agreement with RCF.

Over the weekend of September 5 and 6, 2009, the Chairman of the Board, Stephen Everett, made contact with various of the Independent Directors by telephone to discuss the receipt of the Proposal, the requirements outlined and terms of the transaction as proposed by Allied, including the potential increase in consideration to be offered in exchange for unanimous recommendations if agreed to prior to September 16, 2009, Denver Colorado time, which was the prescribed time proposed by Allied to announce the Offer. Following a number of discussions, and particularly noting the Pre-bid Agreement entered into by RCF, the Independent Directors determined that they should proceed to negotiate the terms of the proposed Offer, a mutual confidentiality agreement and the Implementation Agreement.

On September 7, 2009, the Independent Directors delivered a letter to Allied in which they advised Allied that they would be engaging a financial advisor to assist them in their review of the Offer and to determine whether the consideration to be received by ASG Shareholders under the Offer was fair to the ASG Shareholders. The letter also requested access to the Simberi Mine and other due diligence material. Allied refused to allow a site visit or to provide any significant due diligence material beyond that stated in the Proposal.

On September 8, 2009, Allied replied by letter indicating their general acceptance for ASG to engage financial advisors but noting that the financial advisor would only be provided with the same information as already offered to ASG, namely the Simberi Mine technical report dated September 25, 2009 prepared by Golder Associates Pty Ltd and Battery Limits Pty Ltd, a copy of which is now file under ASG's SEDAR profile at www.sedar.com. Otherwise, Allied indicated that ASG and their independent expert must rely upon Allied's public disclosure. After further negotiation between Mr. Everett and Mr. Caruso, Allied's Chief Executive Officer, Allied delivered a subsequent letter dated September 8, 2009, agreeing to allow ASG or ASG's independent expert to provide written questions to Mr. Caruso and Mr. Terranova but continued to decline any further due diligence or mine site visit.

On September 9, 2009, ASG and Allied entered into a mutual confidentiality agreement (the "**Mutual Confidentiality Agreement**") to facilitate due diligence of ASG by Allied in connection with the Offer. ASG provided the requested due diligence material by September 11, 2009.

Also on September 9, 2009, ASG retained Gryphon to provide a written opinion to the Board of Directors and the Independent Directors as to the fairness, from a financial point of view, of the consideration to be received by the ASG Shareholders pursuant to the Offer. Gryphon delivered its verbal Fairness Opinion to the Independent Directors on September 12, 2009. The Independent Directors received the draft written Fairness Opinion of Gryphon on September 15, 2009.

At the time of Gryphon Partners preparing their draft Fairness Opinion, the audited financial statements for ASG for the financial year ending June 30, 2009 were still in preparation. The Independent Directors took account that Gryphon Partners had not been able to access Allied's Simberi Mine site and had only limited access to Allied due diligence material.

Between September 9, 2009 and September 16, 2009, the parties negotiated the terms of the Implementation Agreement and Allied's proposed joint announcement. On September 16, 2009, ASG entered into the Implementation Agreement with Allied and the parties issued a joint press release announcing the Offer.

PRECAUTIONS TAKEN IN RESPECT OF POTENTIAL CONFLICT OF INTEREST

Each of Mr. Burvill and Mr. Tuten (the RCF Directors) became aware that RCF had entered into the Pre-Bid Agreement with Allied after close of business on September 3, 2009. At the opening of business on September 4, 2009, Allied contacted ASG directly and neither Mr. Tuten nor Mr. Burvill were involved in any of those discussions. Neither Mr. Burvill nor Mr. Tuten participated in the negotiations with Allied (either on behalf of RCF or ASG) or Board deliberations with respect to the Offer, and specifically did not participate in or approve the negotiation and execution of the Implementation Agreement and the Mutual Confidentiality Agreement by ASG, or the Pre-Bid Agreement by RCF.

AGREEMENTS RELATING TO THE OFFER

Mutual Confidentiality Agreement

On September 9, 2009, ASG and Allied entered into the Mutual Confidentiality Agreement pursuant to which each of ASG and Allied agreed, subject to certain limited exceptions, to hold confidential all information of Allied and ASG, respectively, made available to it and its representatives and to use such information only for the purpose of considering the Offer. This agreement also entitled Allied to use the information previously disclosed under the January 2009 Confidentiality Agreement for the purposes of making the Offer.

Implementation Agreement

On September 16, 2009, ASG and Allied entered into the Implementation Agreement, which sets out the terms and conditions upon which Allied agreed to make the Offer. The following is a summary of the principal terms of the Implementation Agreement. ASG Shareholders are cautioned that this is a summary only and that to fully appreciate and understand the Implementation Agreement it should be read in its entirety. The Implementation Agreement has been filed by ASG with the Canadian securities regulatory authorities and is available at www.sedar.com.

The Offer

Allied agreed to make the Offer on the terms and subject to the conditions set forth in the Implementation Agreement, to serve the Allied Circular on ASG as soon as practicable after the Offer was announced and in any event no later than 14 days after the announcement, and to mail the Allied Circular to ASG Shareholders by the earlier of three Business Days after ASG consents to early dispatch of the Allied Circular under the Corporations Act or 14 days after serving the Allied Circular on ASG. The Offer includes the Minimum Tender Condition that at least 50.1% of the outstanding ASG Shares, calculated on a fully-diluted basis, are validly deposited under the Offer and not withdrawn at the Expiry Time. Allied may, in its sole discretion, vary any term or condition of the Offer in any manner which is permitted by the Corporations Act and Canadian securities laws, provided the varied terms and conditions are not less favourable to ASG Shareholders than the terms of the Offer. For greater clarity, Allied may not increase the Minimum Tender Condition, decrease the consideration per ASG Share, decrease the number of ASG Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to add additional consideration per ASG Share and/or add consideration alternatives) or otherwise modify the conditions to the Offer or impose additional conditions thereof in a manner which is materially adverse to the ASG Shareholders.

Support for the Offer

Under the Implementation Agreement, ASG represented to the Offerors that if Allied publicly announced a takeover Offer for ASG Shares on terms and conditions no less favourable to ASG Shareholders than the Offer, ASG would announce to the ASX that the Independent Directors unanimously recommend that ASG Shareholders accept the Offer and all Independent Directors of ASG will accept the Offer in respect of any ASG Shares that they own or control, subject in each case only to there being no superior proposal. ASG also represented that it would announce its support of the Offer in a form agreed between the parties.

ASG also covenanted that during the Offer Period, in the absence of a superior proposal, ASG will support the Offer and participate in efforts reasonably required by Allied to promote the merits of the Offer, including meeting with key ASG Shareholders, analysts, management, customers, press and other parties mutually agreed if requested to do so by Allied.

Conduct of the Business of ASG

ASG has agreed that prior to the Expiry Time, ASG will, and will cause its subsidiaries to, conduct its and their respective businesses in the usual and ordinary course consistent with past practice or as may be required in order to satisfy a specific requirement of a Governmental Entity. In addition, ASG has agreed to use its reasonable endeavours to preserve and maintain the value of its business and assets and relationships with suppliers, customers

and employees. ASG has also agreed not to dispose of the whole or any part of its business for any amount in aggregate greater than A$50,000.

Covenants Regarding Non-Solicitation

The Implementation Agreement contains certain "non-solicitation" provisions pursuant to which the ASG has agreed that it will not, and will ensure that its subsidiaries, officers, employees, agents, consultants, investment banks, lawyers and other advisors do not, directly or indirectly:

(a) solicit or initiate (including without limitation by the provision of non-public information) any inquiry, expression of interest, offer, proposal or discussions by any person (whether from a person with whom ASG has previously been in discussions or not) to make a Competing Proposal. A "**Competing Proposal**" is defined as a proposal which, if completed, would mean a person (other than Allied or any associate of Allied) would: (i) directly acquire a legal or beneficial interest in, or control, of 20% or more of the ASG Shares or of the share capital of any of its subsidiaries, (ii) acquire control of ASG, within the meaning of the Corporations Act, or a material part of ASG's business or assets, or (iii) otherwise acquire or merge (including by a reverse take-over bid or dual listed ASG structure) with ASG;

(b) participate in any negotiations or discussions or provide information to any person with respect to any inquiry, expression of interest, offer or proposal by any person to make a Competing Proposal, other than in circumstances where the inquiry, expression of interest, offer or proposal is sufficiently detailed, substantive and credible as to reasonably require ASG to engage in discussions;

(c) accept or enter into, or offer to accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal except in respect of a superior proposal; or

(d) disclose any non-public information about the business or affairs of ASG to a third party (other than a government agency) with a view to obtaining or which may reasonably be expected to lead to a receipt of a Competing Proposal, other than in the ordinary course of business or as required by law,

provided that (b), (c) and (d) do not prohibit any action or inaction by ASG or any of its subsidiaries, officers, employees, agents, consultants, investment banks, lawyers or other advisors if compliance with the relevant clause would, in the opinion of the Independent Directors reasonably formed in good faith for a proper purpose (having received financial advice that a Competing Proposal is superior to the Offer), constitute a breach of any of the statutory or fiduciary duties of the directors of ASG (in reliance on legal advice confirming same) on the basis that the Competing Proposal is superior, provided that the approach by the third party was not facilitated by or as a result of a breach of clause (a).

Until the Expiry Time, ASG must immediately notify Allied of any approach or attempt to initiate discussions or negotiations regarding a Competing Proposal, such notification to include the detailed nature of the approach and the identity of the party making the approach.

Conditions

The Implementation Agreement provides that the Offer is subject to certain conditions including, among others:

(a) the Minimum Tender Condition;

(b) Allied shall have received all necessary regulatory approvals or consents in relation to the acquisition of 100% of ASG and its subsidiaries on an unconditional basis and/or all required regulatory waiting periods shall have expired;

(c) all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions and exemptions required by law, policy or practice (other than as referred to in (d) below)(including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) in connection with the Offer shall have been obtained, received or concluded on an unconditional basis or, in the case of waiting or suspensory periods, shall have expired or been terminated;

(d) the Government of the Solomon Islands shall have engaged in substantive discussions with Allied in relation to Allied's proposed acquisition of ASG, and shall have stated to Allied that: (i) it has no objection to the acquisition by Allied of up to 100% of ASG; and (ii) so far as the Government of the Solomon Islands is aware, ASG's (A) tenure to Mining Lease 1/1997 for the full term of 22 years and right to extension for a further 10 years, (B) tenure to the Special Prospecting Lease of 130 square kilometres and (C) tenure to all other material permits in relation to the Gold Ridge Project required to undertake activities in the ordinary course of business and in accordance with good mining practices, are not in default or subject to forfeiture, cancellation or the imposition of conditions that would have a materially adverse effect on the conduct of the Gold Ridge Project;

(e) no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

  (i) to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Allied of the ASG Shares or the right of Allied to own or exercise full rights of ownership of the ASG Shares;

  (ii) which would reasonably be expected to have an ASG Material Adverse Effect or, if the Offer were consummated, an Allied Material Adverse Effect;

  (iii) which would materially and adversely affect the ability of Allied to proceed with the Offer and/or take up any pay for any ASG Shares deposited under the Offer;

  (iv) seeking to obtain from Allied or any of its subsidiaries or ASG or any of its subsidiaries any material damages directly or indirectly in connection with the Offer;

  (v) seeking to prohibit or limit the ownership or operation by Allied of any material portion of the business or assets of ASG or its subsidiaries or to compel Allied or its subsidiaries to dispose of or hold separate any material portion of the business or assets of ASG or any of its subsidiaries as a result of the offer;

(f) no Governmental Entity shall have: (i) made any finding, preliminary or final decision, order or decree against ASG or any of its subsidiaries or fined or otherwise penalized ASG or any of its subsidiaries; (ii) instituted any action or investigation; or (iii) announced, commenced or threatened any action or investigation, which has or may have an ASG Material Adverse Effect;

(g) there shall not be any prohibition at law against Allied making the Offer or taking up and paying for any ASG Shares deposited under the Offer;

(h) all necessary orders, authorizations or consents which are required under all applicable securities laws and rules and policies of the ASX and AIM for the offering, issuance and listing of the Allied Shares under the Offer on usual conditions have been granted;

(i) neither ASG nor any of its subsidiaries shall have:

(i) done or omitted to do anything that causes or is reasonably likely to cause any licence or permit necessary or desirable for the conduct of its business to be suspended, revoked, cancelled or otherwise materially adversely impacted;

(ii) acquired (including by way of subscription for equity), offered to acquire, agreed to acquire, leased, or entered into a binding commitment, or granted a person an irrevocable option to require it to acquire or lease any asset for a consideration of greater than A$100,000, or made an announcement in relation to such an acquisition, offer or agreement;

(iii) leased, sub-leased or disposed of, offered to lease or sub-lease or dispose of, agreed to lease or sub-lease or dispose of or granted a person an irrevocable option to require it to lease or sublease or dispose of any asset (including any shares held by ASG or its subsidiaries) (or any interest in one or more assets) for a consideration of greater than A$100,000, or made an announcement in relation to such a lease, sublease, disposition, agreement or option, other than inventory in the ordinary course of business;

(iv) increased its level of financial indebtedness (including financial liabilities incurred under finance leases), other than in the ordinary course of business, by an amount in excess of A$100,000;

(v) made capital expenditure in excess of the amount in the cash flow projection provided by ASG to Allied in aggregate;

(vi) entered into a joint venture, partnership or other similar arrangement;

(vii) declared, paid or distributed any dividend, bonus or other share of its profits or assets or returned or agreed to return any capital to the ASG Shareholders;

(viii) created, or agreed to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(ix) become a party to any material prosecution, litigation or arbitration other than as a plaintiff or applicant, in respect of ASG or any of its subsidiaries or their respective business or assets that exposes ASG or the subsidiary to a potential liability exceeding A$100,000 (including legal costs) or having a material adverse effect on the business of ASG or any of its subsidiaries, not including litigation that is initiated or instigated by Allied or any of its subsidiaries; or

(x) varied the terms of any employee or company office arrangements;

(j) no event, change, condition, matter or thing shall have occurred, been disclosed or announced by ASG or any of its subsidiaries, or become known to Allied (whether or not it has become public information), which (either alone or in combination) will have, could reasonably be expected to have or which evidences that there has been an ASG Material Adverse Effect (and this condition shall be deemed to be breached if Allied becomes aware prior to the Expiry Time that ASG has materially breached its obligations under Canadian securities laws or applicable stock exchange requirements and, had Allied known of the information giving rise to such breach prior to the announcement of the Offer, it would have had a material adverse effect on the price at which Allied would have offered under the Offer);

(k) no person or persons (other than the European Investment Bank or the International Finance Corporation) having any rights or being entitled to have any rights as a result of any change of control event in respect of ASG (including the Offerors acquiring shares of ASG) or any of its subsidiaries or assets, to: (i) terminate or alter any contractual relations between any person and

ASG or any of its subsidiaries (for this purpose an alteration includes without limitation an alteration of the operations of a contract, whether or not that altered operation is provided for under the existing terms of the contract); (ii) require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or (iii) accelerate or adversely modify the performance of any obligations of ASG or any of its subsidiaries under any agreements, contracts or other legal arrangements, shall have exercised or carried out the relevant rights or entitlements in such manner that would singly or cumulatively have an ASG Material Adverse Effect;

(l) between the Announcement Date and the Expiry Time (each inclusive) the gold price stated on the Commodity Exchange (COMEX) shall not have been less than US$800 per ounce on three successive days of gold trading on the New York Mercantile Exchange (NYMEX);

(m) Allied shall not be aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any public document filed by or on behalf of ASG with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, that constitutes an ASG Material Adverse Effect;

(n) none of the following events shall have occurred prior to the Expiry time:

(i) ASG converting all or any of its shares into a larger or smaller number of shares;

(ii) ASG or a subsidiary of ASG resolving to reduce its share capital in any way;

(iii) ASG or a subsidiary of ASG entering into a buy-back agreement or resolving to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) ASG or a subsidiary of ASG issuing shares or granting an option over its shares, or agreeing to make such an issue or grant such an option;

(v) ASG or a subsidiary of ASG issuing, or agreeing to issue, convertible notes;

(vi) ASG or a subsidiary of ASG disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(vii) ASG or a subsidiary of ASG charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(viii) ASG or a subsidiary of ASG resolving to be wound up;

(ix) a liquidator or provisional liquidator of ASG or a subsidiary of ASG being appointed;

(x) a court making an order for the winding up of ASG or a subsidiary of ASG;

(xi) an administrator of ASG, or a subsidiary of ASG, being appointing under section 436A, 436B or 436C of the Corporations Act;

(xii) ASG or a subsidiary of ASG executing a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of ASG or a subsidiary of ASG;

(o) between the Announcement Date and the Expiry Date (each inclusive), no circumstance or event shall have occurred which would make any of the following statements, if those statements had been made on the Announcement Date, untrue or incorrect in any material respect:

(i) the total share capital of ASG comprises 129,784,650 fully paid ordinary shares;

(ii) there are no securities of ASG convertible into shares other than 3,200,000 employee incentive options, each option entitling the holder to subscribe for one ASG Share on the terms and conditions applicable to that option, together with 1,295,000 compensation options (issued to three Toronto based investment banks as consideration for acting as agents in connection with the Company's July 2009 public offering), and 6,522,000 warrants in respect of ASG Shares;

(iii) other than the options and warrants referred to in subparagraph (o)(ii) above, there are no options or other entitlements over ASG Shares or to have ASG issued; and

(iv) ASG is not involved in any negotiations with a party other than Allied relating to or concerning any proposal or transaction, which, if completed, would mean a person (other than Allied or any associated of Allied) would directly or indirectly acquire a legal or beneficial interest in, control of, 10% or more of ASG's share capital or of the share capital of any of its subsidiaries, or acquire control of ASG, within the meaning of section 50AA of the Corporations Act, or a material part of ASG's business or assets, or otherwise acquire or merge (including by a reverse takeover bid or dual listed ASG structure) with ASG;

(p) between the Announcement Date and the Expiry Date (each inclusive), no political, social or civil unrest not presently existing, and no major escalation in existing political, social or civil unrest, shall have arisen in the Solomon Islands (including but not limited to insurrections, riots or civil disturbances);

(q) there shall have been no qualified audit opinion issued with respect to ASG's annual financial results for the year ended June 30, 2009 (except if the Offer caused the ASG funding facilities to be withdrawn, delayed or extended), and any financial results, statements or reports or other announcements issued or required to be issued by ASG between the Announcement Date and the Expiry Time (each inclusive) shall not: (i) contain reference to any contingent liabilities which exceed A$2 million in potential aggregate exposure excluding contingent liabilities previously disclosed in the same form; (ii) contain any qualification to the opinion of any auditor or other sign-offs; or (iii) show that interest bearing debt exceeds available cash; and

(r) ASG shall have available cash of not less than A$2 million in excess of ASG's total financial indebtedness including interest bearing debt, finance leases and other financial accommodations.

Termination

The Implementation Agreement may be terminated by either Allied or ASG by immediate notice to the other party if: (a) the other party is in material breach of the Implementation Agreement and, to the extent that the breach is capable of remedy, that breach is not remedied by the other party within 10 business days of it receiving notice from the first party of the details of the breach and the first party's intention to terminate; (b) having made the Offer, Allied withdraws the Offer or the Offer lapses for any reason including non-satisfaction of a condition of the Offer; or (c) any change, effect, event, occurrence or state of facts occurs or arises that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Allied and its subsidiaries taken as a whole, other than: (i) any change in rates of taxation, interest rates, commodity prices (including the price of gold) or general economic conditions; (ii) any change of law or accounting policy; or

(iii) any event, occurrence or matter which is required to be done or procured by Allied pursuant to the Implementation Agreement or the Offer.

If the Implementation Agreement is terminated by ASG or Allied, each party will be released from its obligations under the agreement except its obligations relating to the payment of the Termination Fee and costs incurred in the negotiating, executing and completing of the Implementation Agreement, each party will retain any right it has or may have against the other party in respect of any past breach of the Implementation Agreement, and in all other respects, all future obligations of the parties under the agreement will immediately terminate and be of no further force or effect, including without limitation any further obligations in respect of the Offer.

Termination Fee

ASG must pay a cash termination fee to Allied in the amount of A$300,000 (the "**Termination Fee**"), representing approximately 0.6% of the aggregate value, as at September 15, 2009, of the maximum consideration under the Offer, upon the occurrence of any of the following events (each a "**Termination Fee Event**"):

(a) any Independent Director of ASG fails to recommend that ASG Shareholders accept the Offer or, having made such recommendation, makes a public statement which withdraws, revises, revokes or qualifies that recommendation (whether or not that failure, withdrawal, revocation, qualification or revision is otherwise in breach of the Implementation Agreement), unless such failure to recommend that ASG Shareholders accept the Offer or public statement withdrawing, revising, revoking or qualifying that recommendation is the result of the occurrence of any change, effect, event, occurrence or state of facts having occurred or arisen that is, or would reasonably be expected to be, material and advise to the assets, liabilities (including any contingent liabilities or otherwise), business, operations, financial condition or prospects of Allied and its subsidiaries taken as a whole, other than:

 (i) any change in rates of taxation, interest rates, commodity prices (including the price of gold) or general economic conditions;

 (ii) any change of law or accounting policy; or

 (iii) any event, occurrence or matter which is required to be done or procured by Allied pursuant to the Implementation Agreement or the Offer;

(b) any director of ASG recommends, promotes or otherwise endorses a Competing Proposal or any other proposal or offer; or

(c) a person other than Allied or an associate of Allied, directly or indirectly, acquired a legal or beneficial interest in, or control of, 50% or more of the ASG Shares or the share capital of any of its subsidiaries or acquires an interest in all or a substantial part of the assets of ASG and its subsidiaries; or

(d) ASG materially breaches its covenants regarding non-solicitation.

Notwithstanding the foregoing, if (a) it is found by the Takeovers Panel or a court of competent jurisdiction that the payment of all or any part of the Termination Fee is unlawful, involves a breach of directors' duties or is prohibited under the Corporations Act and the period for lodging an application for review or a notice of appeal (as applicable) has expired without such an application or notice having been lodged or (b) application for review or a notice of appeal having been lodged with the Takeovers Panel or a court within the prescribed period, it is found by the Takeovers Panel or the court that the payment of all or any part of the Termination Fee is unlawful, involves a breach of directors' duties or is prohibited under the Corporations Act (in each case the "**Challenged Amount**"), the obligation to pay the Termination Fee will not apply to the extent of the Challenged Amount and Allied will immediately refund the ASG any Challenged Amount paid to Allied under the Implementation Agreement.

If, notwithstanding the occurrence of any Termination Fee Event, Allied ultimately declares the Offer to be unconditional and becomes the holder of not less than 50% of the ASG Shares as a result of the Offer, Allied will be obliged to repay to ASG any amount of the Termination Fee received by it.

Representations and Warranties

Each of ASG and Allied has made certain customary representations and warranties to the other party relating to the following matters, among others: organization; authority to enter into the Implementation Agreement; enforceability of the Implementation Agreement; absence of any contract which may prevent its right or ability to enter into or perform the Implementation Agreement (excluding financial agreements disclosed by ASG to Allied prior to execution of the Implementation Agreement); absence of resolutions or steps taken to wind up or deregister the company; absence of insolvency; absence of regulatory action; and absence of awareness of any act, omission, event or fact that would result in one or more of the conditions to the Offer not being satisfied.

In addition to the foregoing, Allied represented and warranted that it has reviewed its NI 43-101 technical report in respect of the Simberi mine and, so far as Allied is aware, the report is substantially complete and is not substantially inaccurate. Allied also warranted that it has disclosed the Offer to the ASX as required by the Official Listing Rules of the ASX. Similarly, ASG warranted that it has disclosed the Offer to the TSX as required by the TSX Company Manual.

Pre-Bid Agreement

On September 3, 2009, RCF entered into the Pre-Bid Agreement with Allied. In the Pre-Bid Agreement, RCF represented that it beneficially owns or controls, directly or indirectly, 63,522,358 ASG Shares, representing approximately 49% of the outstanding ASG Shares as at the date of the Pre-Bid Agreement. Under the terms of the Pre-Bid Agreement, RCF agreed to accept the Offer in respect of the ASG Shares held by it and not withdraw that acceptance of the Offer except in certain limited circumstances.

ASG Shareholders should be aware that before RCF entered into the Pre-Bid Agreement RCF undertook a site visit and had discussions with the management of Allied, for its own internal purposes. The Independent Directors of ASG had no such opportunity. The following is a summary of the principal terms of the Pre-Bid Agreement. ASG Shareholders are cautioned that this is a summary only and that to fully appreciate and understand the Pre-Bid Agreement it must be considered in its entirety. As such this summary is qualified in its entirety by the terms of the Pre-Bid Agreement.

Acceptance of the Offer

Under the terms of the Pre-Bid Agreement, subject to Allied taking all necessary steps to ensure that the consideration received by RCF for its ASG Shares is constituted in Allied Shares, RCF agreed to accept, and cause to be accepted, the Offer in respect of the ASG Shares representing 19.9% of the ASG Shares outstanding as the date of the Offer, and not withdraw that acceptance of the Offer unless Allied extends the Offer Period in a way that postpones for more than one month the time when Allied has to meet its obligations under the Offer at a time when the Offer remains subject to a defeating condition within the meaning of the Corporations Act. In addition, RCF agreed to publicly announce, on the date of the announcement of the Offer, its intention to accept the Offer in respect of the remaining ASG Shares held by it totalling a further 29.0% of the issued and outstanding ASG Shares unless (i) there is a superior proposal or (ii) Allied extends the Offer Period in a way that postpones for more than one month the time when Allied has to meet its obligations under the Offer at a time when the Offer remains subject to a defeating condition within the meaning of the Corporations Act.

For the purposes of the Pre-Bid Agreement, a "superior proposal" is an offer or proposal made by a third party (not being an associate of RCF) to acquire more than 50% of the ASG Shares by way of a takeover bid or a scheme of arrangement (endorsed by the Board of Directors of ASG), involving a price per ASG Share in excess of the value of the consideration under the Offer for a period of at least 3 consecutive trading days.

Under the Pre-Bid Agreement, RCF may withdraw its acceptance at any time before Allied declares the Offer to be unconditional on or after 35 days after the Offer is open for acceptance by ASG Shareholders.

Restriction on Dealing with Locked-up Shares

Under the terms of the Pre-Bid Agreement, RCF undertakes that it will not sell, transfer or otherwise dispose of (including through creating any security interest) any of the Locked-up Shares other than pursuant to the Offer until the termination of the Pre-Bid Agreement. RCF may dispose of or exercise voting rights in respect of, ASG Shares which are in excess of the number of Locked-up Shares.

Termination of Pre-Bid Agreement

The Pre-Bid Agreement will terminate automatically if (i) RCF has accepted the Offer and the Offer has become unconditional; or (ii) the Offer Period has ended for any reason.

The Pre-Bid Agreement may also be terminated by Allied by notice in writing to RCF if RCF does not comply with its obligation to tender the Locked-up Shares to the Offer. In such event, or if RCF withdraws its acceptance of the Offer, RCF must pay to Allied an amount in accordance with an agreed formula up to A$1,000,000 unless:

(a) Allied has extended the Offer Period by more than a month while the Offer is subject to defeating conditions;

(b) Allied has otherwise withdrawn the Offer for any reason; or

(c) any change, effect, event, occurrence or statement of facts has occurred or arisen that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Allied and its subsidiaries taken as a whole, but does not include:

    (i) any change in rates of taxation, interest rates, commodity prices (including the price of gold) or general economic conditions;

    (ii) any change of law or accounting policy; or

    (iii) any event, occurrence or matter which is required to be done or procured by Allied pursuant to the Pre-Bid Agreement or the Offer.

Non-Solicitation

Pursuant to the Pre-Bid Agreement, RCF has agreed not to solicit, initiate or take part in any discussions regarding any proposal by a person other than Allied to deal with the Locked-up Shares.

RISK FACTORS

In considering whether to tender their ASG Shares to the Offer, ASG Shareholders should carefully consider the risks and uncertainties related to the Offer, Allied and the business of the Combined Company set out in the Allied Circular under the heading "Circular – Risks Relating to the Offer" and in Annex C to the Allied Circular "Additional Information Regarding Allied". In addition, ASG Shareholders should consider the following risks and uncertainties related to the Offer and the Combined Company:

Risks Relating to the Offer

ASG has not conducted legal or technical due diligence in respect of Allied or its properties or assets

Neither ASG nor any of the Independent Directors has conducted any legal or technical due diligence in respect of Allied or its properties or assets. None of the Independent Directors or members of ASG's management has conducted a site visit of the Simberi Mine or Allied's exploration properties in Papua New Guinea or Mexico. ASG has relied exclusively upon information and records provided to ASG by Allied. Any inaccuracy or material omission in the information provided to ASG by Allied, including the information about or relating to Allied and its business, prospects, condition (financial and otherwise) and assets contained in this Target's Statement/Directors' Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

Allied Shares may not be listed on the Toronto Stock Exchange and will be subject to hold periods

The Allied Shares are currently listed for trading on the ASX and AIM and, according to the Allied Circular, Allied intends to apply to list the Allied Shares (including those Allied Shares issued to ASG Shareholders who accept the Offer) on the TSX if the Offer is successful. Listing on the TSX will be subject to Allied fulfilling all of the listing requirements of the TSX. There is no assurance that a listing on the TSX will be obtained and therefore ASG Shareholders may not hold shares tradable on a Canadian stock exchange. Allied has indicated in the event the Offer is successful, Allied may choose to delist the existing ASG listing on the TSX.

ASG Shareholders will receive Allied Shares based on an exchange ratio that will not reflect market price fluctuations and, consequently, the Allied Shares issued under the Offer may have a market value lower than expected

Allied is offering to purchase ASG Shares on the basis of 0.85 of an Allied Share for each ASG Share. Because the Exchange Ratio will not be adjusted to reflect any changes in the market value of Allied Shares, or variations in the Australian dollar and Canadian dollar currency markets, the market values of the Allied Shares and the ASG Shares at the time of a take-up of ASG Shares under the Offer may vary significantly from the values at the date of the Allied Circular or the date that ASG Shareholders tender their ASG Shares.

The acquisition of ASG might not be successfully completed without the possibility of ASG Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition

In order for Allied to acquire all of the issued and outstanding ASG Shares, it is likely to be necessary, following the completion of the Offer, for Allied or an affiliate of Allied to effect a compulsory acquisition under the Corporations Act. Allied may compulsorily acquire ASG Shares held by ASG Shareholders who have not accepted the Offer if 90% of the ASG Shares have been tendered. Compulsory acquisition is possible with court approval even if Allied does not reach this threshold. If Allied wishes to effect a compulsory acquisition, it will provide ASG Shareholders who have not already accepted the Offer with a notice specifying prescribed information within one month after the end of the Offer Period. Allied may acquire the securities only on the terms under the Offer as at the end of the Offer Period. A compulsory acquisition may result in ASG Shareholders having the right to apply to a court in Australia to prevent the compulsory acquisition within one month after the notice is given or within 14 days of the shareholder receiving a listing of all other non-accepting shareholders if such a list is requested from Allied. There is no assurance that a compulsory acquisition can be completed.

Risks Relating to Allied acquiring a majority shareholding but less than 100%

If Allied acquires a majority shareholding, it may exercise its voting rights in a way which is not necessarily consistent with the interest of the minority shareholders. For example, Allied may exercise its shareholder voting right to amend the constitution or vary class rights.

Risks Relating to the Combined Company

The integration of Allied and ASG may not occur as planned

The Offer has been made with the expectation that its successful completion will result in increased gold production and enhanced growth opportunities for the Combined Company. These anticipated benefits will depend in part on whether Allied and ASG's operations can be integrated in an efficient and effective manner. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of ASG's operations after completion of the Offer could be adversely affected if the Combined Company cannot retain selected key employees to assist in the integration and operation of ASG and Allied.

The Combined Company may be subject to environmental costs and liabilities

Each of Allied and ASG is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant Governmental Entities, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty, and amounts required to establish and maintain adequate funds for environmental liabilities may be significant, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Allied and ASG to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company's business, assets, financial position and results of operations.

Allied may not realize the benefits of the Combined Company's properties

Allied has disclosed that, as part of its business strategy, Allied will continue its efforts to explore and develop new properties and will have an expanded portfolio of such properties as a result of the combination with ASG if the Offer is successful. A number of risks and uncertainties are associated with the exploration and development of these types of properties, including exploration, development, political, social, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks. Moreover, if there are significant delays in the exploration, development and production of the expanded portfolio of properties and/or the properties are determined not to be economically viable and/or their capital costs are significantly higher than estimated, these events could have a material adverse effect on the Combined Company.

Risks Relating to Allied acquiring a majority shareholding but less than 100%

If Allied acquire a majority shareholding , but less than 100%, they may exercise their voting rights in a way which is not necessarily consistent with the interest of the minority shareholders. Furthermore they may potentially use their voting position to amend the constitution, change the rights of a class of share, determine the ability to issue dividends and other matters.

Tax Risks

A general statement of the tax impact on this Offer was included in the Allied Circular. ASG does not intend to give tax advise and strongly recommends each ASG Shareholder obtain their own independent tax advice prior to making an election to accept or reject the Offer.

From an Australian taxation perspective there are three particular risks to be considered for Australian residents who elect to exercise the scrip roll over relief in respect of any capital gain they may make on the acceptance of this Offer.

1. Scrip for scrip roll-over relief will not be available unless Allied becomes the owner of at least 80% of the ASG Shares as a result of the Offer:

2. Whilst there may be more than 300 beneficial owners of ASG Shares, the ASG register identifies a much smaller number of registered members. In this situation, the roll over scrip relief will only be available where the following conditions are satisfied:-

    (a) the market value of the capital proceeds being Allied shares must be at least substantially the same as the market value of the ASG Shares; and

    (b) the Allied shares received by the ASG Shareholder must carry the same rights and obligations as those attached to the shares they held in ASG.

3. Although both ASG and Allied are Australian incorporated companies, because there are a significant number of non-resident ASG Shareholders, if Allied does not have eligible Australian property, then the roll over relief is unlikely to be available.

INTENTIONS OF DIRECTORS, OFFICERS AND CERTAIN SHAREHOLDERS WITH RESPECT TO THE OFFER

Pursuant to the Pre-Bid Agreement, RCF, holding in the aggregate approximately 49% of the outstanding ASG Shares, calculated on a fully-diluted basis, has agreed to accept the Offer and tender its ASG Shares to the Offer. The Pre-Bid Agreement may only be terminated in limited circumstances as described above under "Agreements Relating to the Offer — Pre-Bid Agreement — Termination of the Pre-Bid Agreement". In addition, all of the Independent Directors of ASG have indicated that they intend to accept the Offer and tender to the Offer an aggregate of 588,788 ASG Shares, representing a further 0.454% of the outstanding ASG Shares. The RCF Directors, collectively holding 107,862 ASG Shares representing a further 0.083% of the outstanding ASG Shares, also intend to accept the Offer.

INTERESTS IN MATERIAL CONTRACTS OF ALLIED

Other than as described above under the heading "Agreements Relating to the Offer", none of the directors or officers of ASG or their associates, and to the knowledge of such directors and senior officers after reasonable enquiry, no person or company who owns more than 10% of the issued and outstanding ASG Shares has any interest in any material contract to which either of the Offerors is a party.

RELATIONSHIPS BETWEEN THE OFFERORS AND DIRECTORS AND OFFICERS OF ASG

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offerors and any of the directors or officers of ASG pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

None of the directors or officers of ASG is a director or officer of Allied or any of its subsidiaries.

ARRANGEMENTS BETWEEN ASG AND ITS DIRECTORS AND OFFICERS

There are no arrangements, agreements, commitments or understandings made or proposed to be made between ASG and any of the directors or officers of ASG pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, other than the general employment condition that currently applies between ASG and its personnel, pursuant to which a payment is to be made or given by way of compensation in the event of personnel's termination of employment, in the event of a change of control of ASG or a change in the responsibilities of its personnel following such a change of control. The benefit on termination due to a change of control is for a payment equivalent to 6 months in the case of Mr. Roach as Chief Executive Officer, and 4 months in the case of both Mr. Casson, as Chief Financial Officer, and Mr. Finnis, as Chief Operating Officer, and 3 months in all other cases. These terms include normal notice periods.

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF ASG

The following table sets out the names of the directors and officers of ASG, the positions held by them with ASG and the number, designation and percentage of outstanding securities of ASG beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates:

		Securities of ASG Beneficially Owned, Directly or Indirectly[1]			
Name	**Position Held**	**Number of ASG Shares**	**Percentage of ASG Shares**	**Options to Acquire ASG Shares**	**Percentage of Options**
Stephen C. Everett.............	Chairman and Director	521,008[2]	0.401%	150,000	4.69%
Henderson G. Tuten...........	Director	101,374[3]	0.078%	Nil	0%
Peter A. Secker..................	Director	Nil	0%	150,000	4.69%
T. Sean Harvey..................	Director	57,700	0.044%	150,000	4.69%
Ian C. Burvill.....................	Director	6,488[4]	0.005%	150,000	4.69%
John G. Bovard..................	Director	10,000	0.008%	1,500,000	46.87%
David I. Roach...................	Chief Executive Officer and Joint Secretary	Nil	0%	500,000	15.62%
Barry J. Casson..................	Chief Financial Officer and Joint Secretary	Nil	0%	Nil	0%
Simon Finnis	Chief Operating Officer	Nil	0%	Nil	0%

Notes:

(1) The information as to securities of ASG beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of ASG, has been furnished by the respective directors and officers.

(2) Excludes 521,009 ASG Shares owned by Mr.s. C Everett, the wife of Mr. S. Everett, who exercises full control over such shares.

(3) Mr. Tuten is one of the founding partners of RCF and he is one of RCF's representatives on the Board of Directors of ASG. RCF and its affiliates hold 63,522,358 ASG Shares, representing approximately 49% of the outstanding ASG Shares.

(4) Mr. Burvill is RCF's second representative on the Board of Directors.

PRINCIPLE HOLDERS OF SECURITIES OF ASG

To the knowledge of the directors and officers of ASG, after reasonable enquiry, the only persons or companies which beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of any class of securities of ASG as of the date of this Target's Statement/Directors' Circular are as set out below.

Name	Number of ASG Shares	Percentage of Outstanding ASG Shares[1]
Resource Capital Fund III L.P.	63,522,358	48.94%[2]
Sprott Asset Management Ltd.	23,734,913	18.29%

Notes:

(1) As at September 29, 2009.

(2) Includes the holdings of Resource Capital Fund II L.P., an affiliate of RCF, which holds 363,425 ASG Shares, representing 0.28% of the outstanding ASG Shares.

As of October 14, 2009, Allied owns 63,522,358 ASG Shares or 48.94% of the ASG Shares calculated on a fully-diluted basis.

TRADING IN ASG SECURITIES

During the six-month period preceding the date of this Target's Statement/Directors' Circular, none of ASG, the directors and officers of ASG nor, to the knowledge of the directors and officers of ASG after reasonable enquiry, any of their respective associates, any person or company holding or exercising control or direction over more than 10% or more of the issued and outstanding ASG Shares or any person acting jointly or in concert with ASG, has traded any ASG securities or rights to acquire securities of ASG.

ISSUANCES OF ASG SECURITIES

No securities of ASG have been issued to the directors, officers or other insiders of ASG during the two-year period preceding the date hereof, other than as indicated below. For further details of the security holding of the directors and officers as ASG, see the AIF for the year ended June 30, 2009 filed on SEDAR.

ASG Shares

The following table sets forth the ASG Shares that have been issued in the past two years.

Name	Nature of Issue	Number of ASG Shares Issued	Price per Security	Date Issued
Resource Capital Fund III L.P.	Private Placement	35,460,993	C$0.30	January 30, 2009

Options

The following table sets forth the options to acquire ASG Shares that have been granted in the past two years.

Name	No. Options Granted	Exercise Price per Security	Date Granted	Expiry Date
David I. Roach	291,597	C$0.77	December 7, 2007	December 7, 2012

OWNERSHIP OF ALLIED SECURITIES

None of ASG, the directors and officers of ASG nor, to the knowledge of the directors and officers of ASG after reasonable enquiry, any of their respective associates, any person holding more than 10% of the issued and outstanding ASG Shares or any person acting jointly or in concert with ASG, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Allied.

NO MATERIAL CHANGES IN THE AFFAIRS OF ASG

Except for the Offer, and as disclosed in this Target's Statement/Directors' Circular, the directors and officers of ASG are not aware of any information that indicates any material change in the affairs or prospects of ASG since September 28, 2009, being the date of the last published audited annual consolidated financial statements of ASG.

OTHER INFORMATION

On September 9, 2009, ASG and Allied entered into the Mutual Confidentiality Agreement to facilitate due diligence of ASG by Allied in connection with the Offer. ASG provided the requested due diligence material by September 11, 2009. In its Proposal dated September 4, 2009, Allied requested due diligence material covering corporate, financial and operating matters. The material provided consisted mainly of documents evidencing matters that have been publicly disclosed, or confirming the status of matters on the public record. An exception is the request for a detailed cash-flow projection; whilst this level of detail has not been made public, and there is no requirement to do so, the Company can confirm that the projected cash-flow is in accordance with the short form prospectus of the Company dated July 7, 2009 and the "Use of Proceeds" section therein.

Subsequent to the initial due diligence requirements Allied also sought details of the proposed IFC financing, including details as to the conditions precedent of the IFC facility and security that is being offered to support the facility, including any hedging requirements. This information has not been made public and the Company provides its responses as follows:

- Conditions precedent were noted to include raising the equity required to meet the IFC agreed financing plan, and noting drawdown under the facilities would not occur until such time as the equity portion has been spent ; and

- Security arrangements were confirmed as remaining a work in progress although likely to include a mining mortgage over the Mining Lease, potentially a fixed and floating charge over Gold Ridge Mining Limited ("**GRML**") (the operating entity of the Gold Ridge Project), potentially a mortgage over the shares in GRML, and a parental guarantee from ASG.

The IFC facility generally does not require hedging and any requirement to do so in this case is unlikely. Discussions with the EIB had included the possibility of hedging; although no definitive requirement has been established, there had been a discussion as to the potential of using a put option arrangement, to protect the downside to the future gold price. Although still at a preliminary stage the potential of using a deferred premium put option facility which would require security on a *pari passu* basis and IFC has agreed to this potential. Such a facility would also likely require a PRI cover and (as had already been announced) ASG had allowance for such a facility within the facility available with EFIC.

Following the above disclosures, Allied sought further information and documentation on the proposed financing with IFC and EIB. Through its legal counsel in Australia ASG responded by noting IFC remained in the process of confidential negotiations to finalise terms and conditions. As such there were no finance agreements currently in place which were capable of being disclosed to Allied.

Allied was also advised that in the process of negotiating the terms and conditions, IFC had indicated a requirement for ASG's major shareholder, RCF, to enter into a Sponsors Agreement requiring RCF to retain an agreed percentage interest in ASG through the redevelopment period until commissioning, and a second but lower percentage interest through until financial completion. In addition IFC had indicated a requirement that RCF agree to provide up to US$15 million in financial support in the event of a cost over-run.

Finally, Allied were advised that in the event of a change of control or if RCF sold their shares to a new shareholder, both financiers would likely require due diligence on that shareholder before finalising the funding package and this would likely and inevitably cause delay.

On October 13, 2009 ASG announced that the proposed financing for US$29 million has been approved by the Management Committee of EIB and would now proceed to the scheduled Board meeting on November 17, 2009 for confirmation.

Gryphon will be paid fees for its services as a financial advisor to the Independent Directors.

Except as disclosed in this Target's Statement/Directors' Circular, there is no information that is known to the directors or officers of ASG that would reasonably be expected to affect the decision of the ASG Shareholders to accept or reject the Offer.

NOTE CONCERNING RESOURCE CALCULATIONS

This Target's Statement/Directors' Circular and including the documents referred to herein use the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "**CIM**") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission or other non-Canadian or Australian securities regulatory authorities. As such, certain information contained in the Allied Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by non-Canadian companies. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. **Non-Canadian investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. Non-Canadian investors are also cautioned not to assume that all or part of an inferred mineral resource exists, or is economically or legally mineable.**

In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under CIM standards differ in certain respects from the SEC standards and those of other non-Canadian securities regulatory authorities.

STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of ASG with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to these security holders. However, such

rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer.

FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS

This Target's Statement/Directors' Circular contains, among other things, the unanimous recommendation of the Board that ASG Shareholders accept the Offer and tender their ASG Shares to the Offer. This Target's Statement/Directors' Circular, including the discussion of the reasons for the Board's recommendation, contains forward looking information (as defined in the *Securities Act* (Ontario)) that are based on expectations, estimates and projections as of the date of this Target's Statement/Directors' Circular.

Such forward-looking information and forward-looking statements can be found in "Reasons for the Recommendations" and "Intentions of Directors, Senior Officers With Respect to the Offer". Generally these forward-looking statements and forward-looking information can often, but not always, be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates "or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Examples of such forward-looking statements and forward-looking information in this Target's Statement/Directors' Circular include, but are not limited to: expected results if the Offer is successful; and whether or not a superior or alternative proposal to the Offer may emerge. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Target's Statement/Directors' Circular. These forward-looking statements and forward-looking information are based on a number of assumptions which may prove to be incorrect, including, but not limited to: statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding strategies, objectives, goals and targets; the fair value of the assets of ASG or Allied; the existence of third parties interested in purchasing some or all of the ASG Shares.

Forward-looking statements and forward-looking information for time periods subsequent to 2009 involve longer-term assumptions and estimates than forward-looking statements and forward-looking information for 2009 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements and forward-looking information.

In respect of forward-looking statements and forward-looking information relating to ASG, factors which could cause actual results to differ materially from current expectations include, but are not limited to, fluctuations in mineral prices; fluctuations in the fair value of the assets of ASG; whether or not a superior or alternative proposal to the Offer may emerge; the existence of third parties interested in purchasing some or all of the ASG Shares or assets; whether ASG's development programs will result in profitable commercial mining operations; fluctuations in interest rates and exchange rates; general economic conditions; competitive conditions in the mining industry; risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with ASG's expectations, and significant changes in the supply-demand fundamentals for precious and base metals that could negatively affect prices; and changes in laws, rules and regulations applicable to ASG. In addition, a number of factors which could cause ASG's actual results to differ from the forward-looking statements and forward-looking information are contained in ASG's AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Manitoba and Ontario.

ASG specifically disclaims any obligation to update these forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing ASG's views as of any date subsequent to the date of this Target's Statement/Directors' Circular.

APPROVAL OF TARGET'S STATEMENT/DIRECTORS' CIRCULAR

The contents of this Target's Statement/Directors' Circular and the delivery thereof have been approved and authorized by each member of the Board of Directors, excluding the RCF Directors.

This Target's Statement has been approved by resolution passed by the directors on October 13, 2009.

The RCF Directors were not present when the resolution was passed. Mr. Burvill declared that as he is consultant to the manager of RCF, he had a material personal interest under Australian law in the consideration by the Company of the Offer and the approval of the Target's Statement/Directors' Circular. Mr. Tuten declared that as he is an officer of the manager of RCF, he had a personal material interest under Australian law in the consideration by the Company of the Offer and the approval of the Target's Statement/Directors' Circular.

CONSENT TO INCLUSION OF STATEMENTS AND TO BE NAMED (SECTION 636(5) OF THE CORPORATIONS ACT)

The following persons have given and have not, before the date of this Target's Statement/Directors' Circular, withdrawn their consent to the inclusion of the following information in the form and context in which it is included, and to all references in this Target's Statement/Directors' Circular to that information in the form and context in which they appear:

- Each Independent Director - to be named as an Independent Director and to the inclusion of statements made by them; and
- Gryphon - to be named as a provider of the Fairness Opinion and to the inclusion of the Fairness Opinion at Schedule B to this Target's Statement/Directors' Circular.

DISCLAIMER REGARDING STATEMENTS MADE AND RESPONSIBILITY

Each person named above as having given its consent to the inclusion of a statement or to be named in this Target's Statement/Directors' Circular:

(a) Does not make, or purport to make, any statement in this Target's Statement/Directors' Circular or any statement on which a statement in this Target's Statement/Directors' Circular is based other than, in the case of a person referred to above as having given their consent to the inclusion of a statement, a statement included in this Target's Statement/Directors' Circular with the consent of that person; and

(b) To the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target's Statement/Directors' Circular, other than a reference to its name and, in the case of a person referred to above as having given their consent to the inclusion of a statement, any statement or report which has been included in this Target's Statement/Directors' Circular with the consent of that party.

PUBLICLY AVAILABLE INFORMATION

This Target's Statement/Directors' Circular contains statements which are made in, or based on statements made in, documents lodged with the ASIC and filed on SEDAR and with the TSX by Allied and ASG.

This Target's Statement/Directors' Circular does not repeat all of the information about the Company disclosed publically and available with ASIC or on SEDAR at www.sedar.com and ASG Shareholders are referred to the previous announcements by the Company.

NO OTHER MATERIAL INFORMATION

This Target's Statement/Directors' Circular is required to include all the information that ASG Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer, but:

(a) only to the extent which it is reasonable for ASG Shareholders and their professional advisers to expect to find this information in this Target's Statement/Directors' Circular ; and

(b) only if the information is known to any Director.

The Independent Directors are of the opinion that the information that ASG Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept this Offer is:

(a) the information contained in the Allied Circular.

(b) the information contained in Allied and ASG's news releases to the market prior to the date of this Target's Statement/Directors' Circular; and

(c) the information contained in this Target's Statement/Directors' Circular.

CONSENT OF GRYPHON PARTNERS CANADA INC.

To: The Board of Directors of Australian Solomons Gold Limited

We hereby consent to the reference to the opinion of our firm dated September 16, 2009, which we prepared for the Board of Directors of Australian Solomons Gold Limited, including the Independent Directors, in connection with its consideration of the proposed offer by Allied Gold Limited and its wholly-owned subsidiary, AGL (ASG) Pty Ltd, for all of the ordinary shares of Australian Solomons Gold Limited, and to the inclusion of the foregoing opinion in this Target's Statement/Directors' Circular.

Toronto, Ontario
October 16, 2009

(Signed)
GRYPHON PARTNERS CANADA INC.

CONSENT OF DIRECTORS

The Board of Directors resolved to approve this Target Statement / Director's Circular on the October 13, 2009. The RCF Directors decided not to not participate in that directors' meeting.

October 13, 2009

(Signed) STEPHEN EVERETT
Chairman

To: The Board of Directors of Australian Solomons Gold Limited

I hereby consent to the inclusion in the Target's Statement/Directors' Circular of my recommendation and the reference to the reasons for my recommendation, in connection with its consideration of the proposed offer by Allied Gold Limited and its wholly-owned subsidiary, AGL (ASG) Pty Ltd, for all of the ordinary shares of Australian Solomons Gold Limited.

(Signed) IAN BURVILL RCF Director	(Signed) HENDERSON TUTEN RCF Director

October 13, 2009

CERTIFICATE

October 16, 2009

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) STEPHEN EVERETT Director	(Signed) T. SEAN HARVEY Director

SCHEDULE A
GLOSSARY

In this Target's Statement/Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"**ABN**" means Australian business number.

"**ACN**" means Australian company number.

"**Acquisition Proposal**" has the meaning set out under the heading "Agreements Relating to the Offer — Implementation Agreement — Covenants Regarding Non-Solicitation".

"**AIM**" means the Alternative Investment Market of the London Stock Exchange.

"**Allied**" means Allied Gold Limited ABN 86 104 855 067, a company incorporated under the Corporations Act.

"**Allied Circular**" means the take-over bid circular of Allied accompanying the Offer, including the schedules attached thereto.

"**Allied Material Adverse Effect**" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Allied and its subsidiaries taken as a whole.

"**Allied Shares**" means ordinary shares in the capital of Allied.

"**Announcement Date**" means September 16, 2009, being the date the Offer was publicly announced by Allied and ASG.

"**Appropriate Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

"**ASG**" means Australian Solomons Gold Limited ABN 96 109 492 373, a company incorporated under the Australia Corporations Act.

"**ASG Material Adverse Effect**" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, financial condition or prospects of Allied and its subsidiaries taken as a whole other than changes in commodity prices, changes in the mining industry generally, changes in applicable law or changes in generally accepted accounting principles.

"**ASG Shareholder**" means a holder of ASG Shares other than Allied and its affiliates.

"**ASG Shares**" means ordinary shares in the capital of ASG.

"**ASX**" means the Australian Securities Exchange.

"**Board**" or "**Board of Directors**" means the board of directors of ASG.

"**Combined Company**" means Allied after giving effect to the acquisition of ASG.

"**Competing Proposal**" has the meaning set out under the heading "Agreements Relating to the Offer – Implementation Agreement – Covenants Regarding Non-Solicitation".

"**Corporations Act**" means the *Corporations Act 2001* (Commonwealth of Australia).

"**Effective Time**" has the meaning set out under the heading "Agreements Relating to the Offer — Implementation Agreement — Termination".

"**Exchange Ratio**" means 0.85 of an Allied Share for each ASG Share.

"**Expiry Date**" means November 16, 2009 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which ASG Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day.

"**Expiry Time**" means 8:00 p.m. (Toronto time) on the Expiry Date (10:00 a.m. (Brisbane time) on the succeeding day) or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time.

"**Fairness Opinion**" means the fairness opinion, dated September 16, 2009, of Gryphon that, subject to and based on the considerations, assumptions and limitations described therein, consideration offered for each ASG Share pursuant to the Offer is fair, from a financial point of view, to the ASG Shareholders, a copy of which is set out in Schedule B attached to the Target's Statement/Directors' Circular.

"**fully-diluted basis**" means, with respect to the number of outstanding ASG Shares at any time, the number of ASG Shares that would be outstanding if all rights to acquire ASG Shares were exercised, including for greater certainty, all ASG Shares issuable upon the exercise of ASG Options, whether vested or unvested, and ASG Warrants.

"**Gold Ridge Project**" means the Gold Ridge Project located on the island of Guadalcanal in the Solomon Islands.

"**Governmental Entity**" means (a) any Australian, Canadian, Solomon Islands, foreign, multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX, ASX or AIM; and (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Gryphon**" means Gryphon Partners Canada Inc. of 20 Adelaide Street east, Suite 1105, Toronto, Ontario M5C2T6, financial advisor to the Independent Directors and the Board of Directors of ASG.

"**Implementation Agreement**" means the Takeover Bid Implementation Agreement dated September 16, 2009 between ASG and Allied, the terms of which are described under the heading "Agreements Relating to the Offer – Implementation Agreement".

"**Independent Directors**" means directors of ASG other than the RCF Directors.

"**laws**" means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "**applicable**" with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"**Letter of Transmittal**" means the letter of transmittal (printed on yellow paper) in the form accompanying the Allied Circular.

"**Minimum Tender Condition**" means the condition of the Offer that at least 50.1% of the outstanding ASG Shares, on a fully-diluted basis, including any ASG Shares directly or indirectly owned by Allied, be validly deposited under the Offer and not withdrawn at the Expiry Time.

"**Mutual Confidentiality Agreement**" means the mutual confidentiality agreement dated September 9, 2009 between ASG and Allied.

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Minerals Projects* of the Canadian Securities Administrators.

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery for deposit of ASG Shares (printed on blue paper) in the form accompanying the Allied Circular.

"**Offer**" means the offer by Allied to acquire all of the outstanding ASG Shares on the basis of 0.85 of an Allied Share for each ASG Share, as described in the Allied Circular filed with the securities commissions in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario initially on September 29, 2009 and again on October 2, 2009 and mailed to ASG Shareholders on or about October 2, 2009.

"**Offer Period**" means the period commencing on the date of announcement of the Offer and ending at the Expiry Time.

"**Offerors**" means, collectively, Allied and AGL (ASG) Pty Ltd ACN 139 239 562, a company incorporated under the Corporations Act and a wholly-owned subsidiary of Allied.

"**Option**" means an option to acquire a fully paid ordinary shares of ASG.

"**Pre-Bid Agreement**" means the Pre-Bid Agreement dated September 3, 2009 between Allied and RCF, the terms of which are described under the heading "Agreements Relating to the Offer – Pre-Bid Agreement".

"**RCF**" means Resource Capital Fund III LP, a limited partnership existing under the laws of the United States.

"**RCF Directors**" means Henderson G. Tuten and Ian C. Burvill, who are representatives of RCF on the Board.

"**Stock Option Plan**" means the ASG incentive stock option plan approved by ASG Shareholders in general meetings from time to time.

"**subsidiary**" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

"**Takeovers Panel**" means the panel established under section 171 of the *Australian Securities and Investments Commission Act* (Commonwealth of Australia), and given various powers under Part 6.10 of the Corporations Act to declare circumstances in relation to a takeover, or to the control of an Australian company, to be unacceptable circumstances.

"**Target's Statement/Directors' Circular**" means this Target's Statement/Directors' Circular.

"**Termination Fee**" has the meaning set out under the heading "Agreements Relating to the Offer — Implementation Agreement — Termination Fee".

"**Termination Fee Event**" has the meaning set out under the heading "Agreements Relating to the Offer — Implementation Agreement — Termination Fee" of the Target's Statement/Directors' Circular.

"**TSX**" means the Toronto Stock Exchange.

SCHEDULE B
FAIRNESS OPINION

gryphon partners

20 Adelaide Street East
Suite 1105
Toronto, Ontario M5C 2T6

T 416 368 0040
F 416 368 0046

September 16th, 2009

The Special Committee and the Board of Directors
Australian Solomons Gold Limited
Ground Floor, 60 Kingsford Smith Drive
Albion Queensland 4010
Australia

To the Members of the Special Committee and the Board of Directors:

We understand that Allied Gold Limited ("Allied") has made an offer (the "Offer") to purchase all of the outstanding common shares of Australian Solomons Gold Limited ("ASG" or the "Company") based on an exchange ratio of 0.85 common shares of Allied for each common share of ASG (the "Consideration"). Detailed terms and conditions, and other matters relating to the Offer are set forth in the Takeover Bid Implementation Agreement dated September 16th, 2009 (the "Implementation Agreement").

Engagement of Gryphon Partners

By letter agreement dated September 9th, 2009 (the "Engagement Letter"), the Board of Directors of the Company (the "Board") and the Special Committee of the Board (the "Special Committee") have retained Gryphon Partners Canada Inc. ("Gryphon Partners") to prepare and deliver this opinion (the "Opinion") as to the fairness, from a financial point, of the Consideration to be received by the shareholders of ASG pursuant to the Offer.

Gryphon Partners will be paid a fee for rendering the Opinion. We will also be reimbursed for reasonable out-of-pocket expenses and ASG has agreed to indemnify Gryphon Partners in respect of certain circumstances.

Credentials of Gryphon Partners

Gryphon Partners is an independent corporate advisor providing a full range of merger and acquisition, divestiture, valuation and financial restructuring services with a particular expertise advising companies in the global mining sector. The Opinion expressed herein is the opinion of Gryphon Partners and the form and content herein have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a) the Implementation Agreement;

b) the audited financial statements together with the management discussion and analysis related thereto, annual reports and annual information forms of ASG for the fiscal years ended June 30, 2006, 2007 and 2008;

c) the annual reports of Allied for the fiscal years ended June 30, 2007, 2008 and 2009;

d) the interim reports and comparative unaudited financial statements of ASG for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009 together with the management discussion and analysis related thereto;

e) the interim reports, comprised of quarterly activities and cash flow reports of Allied for the quarters ended September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009;

f) development and operating projections based on various development scenarios provided to us by ASG management;

g) discussions with ASG management concerning the Company's current business plan, its financial condition and its future business prospects;

h) certain other internal information prepared and provided to us by ASG management, concerning the business, operations, assets, liabilities and prospects of ASG;

i) the Gold Ridge Project Technical Report of the Feasibility Study completed by Ausenco International Pty Ltd and dated May 30, 2007;

j) the Simberi Gold Project Draft Technical Report prepared by Golder Associates Pty Ltd and Battery Limits Pty Ltd and dated September, 2009;

k) public information relating to the business, financial condition and trading history of ASG, Allied and other selected public companies we considered relevant;

l) information with respect to selected precedent transactions we considered relevant;

m) a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of ASG; and

n) such other information, investigations, analyses and discussions (including discussions with the management of the Company, the Company's external legal counsel and responses to questions asked of Allied management) as we considered necessary or appropriate in the circumstances.

Gryphon Partners has not, to the best of its knowledge, been denied access by ASG to any information under ASG's control requested by Gryphon Partners.

Assumptions and Limitations

Our opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a valuation of ASG or Allied or any of their respective securities or assets and this Opinion should not be construed as such.

With the Board's approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions, representations and other materials (financial or otherwise) (the "Information") obtained by us from public sources, including the Offer, or provided to us by or on behalf of ASG, Allied, any of their respective subsidiaries, or any of their respective directors, officers, associates, affiliates, consultants, advisors and representatives or otherwise obtained by us pursuant to our engagement. Our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

Senior officers of the Company have represented to Gryphon Partners in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to Gryphon Partners or obtained by Gryphon Partners from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Company, its subsidiaries, associates, affiliates or the Offer, for the purpose of preparing the Opinion was, at the date such Information was provided to Gryphon Partners, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of ASG, its subsidiaries, associates, affiliates or the Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries, associates, affiliates or the Offer or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to Gryphon Partners, except as disclosed in writing to Gryphon Partners, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

With respect to any forecasts, projections, estimates and/or budgets provided to Gryphon Partners and used in its analyses, Gryphon Partners notes that projecting future results of any company is inherently subject to uncertainty. Gryphon Partners has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of the management of ASG.

In preparing the Opinion, Gryphon Partners has made several assumptions, including that all of the conditions required to implement the Offer will be met and that the disclosure to be provided or incorporated by reference in the Directors' Circular with respect to ASG, Allied and

their respective subsidiaries and affiliates and the Offer will be accurate in all material respects.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of ASG and Allied as they are reflected in the Information and as they were represented to us in our discussions with the management of ASG. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Gryphon Partners and any party involved in the Offer.

This Opinion is provided to the Board and the Special Committee for their use only and may not be relied upon by any other person. Gryphon Partners disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Gryphon Partners after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Gryphon Partners reserves the right to change, modify or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. Gryphon Partners believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their common shares to Allied under the Offer.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Consideration to be received by shareholders of ASG pursuant to the Offer is fair, from a financial point of view, to the shareholders of ASG.

Yours truly,

GRYPHON PARTNERS CANADA INC.

Gryphon Partners Canada Inc.

Please direct all enquiries to:

Australian Solomons Gold Limited
Ground Floor, 60 Kingsford Smith Drive
Albion, Queensland
4010

David I. Roach

Tel: +61 (7) 3624-9000
Fax: +61 (7) 3862-1100
www.solomonsgold.com.au

BOWNE
PRINTED IN CANADA